                                                           Filed by PartnerRe Ltd
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                         Subject Company:  PARIS RE Holdings Ltd
                                                  Commission File No.: 021-98562

[CEO email message to PartnerRe employees]

Dear All,

Today PartnerRe announced that we have entered into definitive agreements to acquire PARIS RE, in a multi-step acquisition. Please see a link to the Press Release below.

This is a very important step in PartnerRe’s evolution for several reasons.

First, the acquisition of PARIS RE, a European multi-line reinsurer, is the right transaction at the right time. The increased capital, greater diversification and broader market presence that we will have as a combined entity will improve our competitive position and ensure we are better able to absorb risk in an uncertain world. With reduced risk to our balance sheet, we will be in an even better position to achieve our long-term strategic and financial goals – no matter what the future may bring.

Second, PARIS RE’s attributes make it a good fit with our Company. Like PartnerRe, it is a reinsurer only. It has a compatible book of business and it is a mature organization with deep technical skills – all of which we expect will limit the integration risk that is normally associated with an acquisition.

Finally, this transaction will not be a revolutionary change for PartnerRe. We are not changing our strategy or our goals. Rather, PartnerRe will evolve to a position of greater strength and size, without changing the values or the way we think about, evaluate and manage risk – all of which have made PartnerRe the successful company it is today.

I will host a Group Videoconference later today (please see details below), where we will cover these points in more detail and will discuss further what this transaction means to you. As always, please feel free to send me any additional questions that you have on Ask the CEO on PartnerRelink, and I will address them during the conference.

I look forward to talking to you,

Patrick

[Details about the Videoconference]
[Link to Press Release]
[Link to Ask the CEO]
[Link to External Communications Policy]

Cautionary Statement. This document includes forward-looking statements based on currently available information, operating plans, and projections about future events and trends. Our actual results could differ materially from those predicted in such forward-looking statements, and we undertake no obligation to update any such statements whether as a result of new information, future events or otherwise. Please see PartnerRe’s filings with the Securities and Exchange Commission (“SEC”), including our annual report on Form 10-K and subsequent reports on Form 10-Q and 8-K, including the 8-K that we file in connection with this transaction.
Additional Information and Where to Find It: PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the SEC in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.
PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction. Information regarding PartnerRe’s directors and executive officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe’s directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.
Important Information for Investors and Shareholders: This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.